EXHIBIT 6.1

SHARE PURCHASE AGREEMENT
between
Överås Tow Trucks AB U Energy Holding AB Hama Business Relation AB Pactus AB
Fredrik Jonsson and
Swedish Special Vehicles Investment AB regarding
Coach Manufacturing Sweden AB
entered into
November 1, 2017

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This share purchase agreement (the “Agreement”) is dated November 1, 2017 (“Signing Date”) and entered into by

1.	Överås Tow Trucks AB, corporate registration number 556514-8391, a company organized and existing under the laws of Sweden having its registered address at Box 7055, 402 31 Göteborg.

2.	U Energy Holding AB, corporate registration number 556795-8078, a company organized and existing under the laws of Sweden having its registered address at Örsviksvägen 21, 427 50 Billdal.

3.	Hama Business Relation AB, corporate registration number 556660-0655, a company organized and existing under the laws of Sweden having its registered address at Roslagstullsbacken 26. 2tr 114 21 Stockholm.

4.	Pactus AB, corporate registration number 556291-9166, a company organized and existing under the laws of Sweden having its registered address at Föreningsgatan 26, 411 27 Göteborg.

5.	Fredrik Jonsson 711207-5598, Diamantvägen 3, 43173 Trollhättan

The Parties above mentioned under 1, 2, 3, 4 and 5 are hereinafter jointly referred to as the ”Sellers”. and

6.	Swedish Special Vehicles Investment AB, corporate registration number 556921-3571, a company organized and existing under the laws of Sweden having its registered address at Riksvägen 9, 360 44 Ingelstad (the ”Buyer”).

1.	BACKGROUND

1.1	Coach Manufacturing Sweden AB, corporate registration number 556695-0787, a company organized and existing under the laws of Sweden with its registered office at Industrigatan 12, 666 31 Bengtsfors (the “Company”), has a share capital of 1,000,000 SEK divided into 10,000 shares with each a quota value of 100 SEK (the “Shares”). The Sellers own the Shares and the Company owns all the shares in the companies:

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(i)	Coman Bus AB, corporate registration number 559044-6596, a company organized and existing under the laws of Sweden;

(ii)	Coman AS, corporate registration number 993 101 141, a company organized and existing under the laws of Norway; and

(iii)	Masterform AB, corporate registration number 556762-8408 a company organized and existing under the laws of Sweden.

The companies mentioned under (i)-(iii) are jointly referred to as the “Subsidiaries”. The Company and the Subsidiaries are herein jointly referred to as the “Group Companies” and individually as a “Group Company”.

1.2	The Group Companies develops, manufactures and markets certified special vehicles for passenger and cargo transportation like low floor buses and vehicles for transportations services of disabled people as well as special vehicles like mobile libraries and for other purposes. The vehicles are based on chassis from well- established vehicle brands with engines for diesel, gas and in the future electrically driven.

1.3	The Sellers 1 through 4 have made contributions to the Company in the form of shareholders loans, allocated among the Sellers as set out in Appendix 1.3. The loans are jointly referred to as the “Shareholders Loan”.

1.4	Void

1.5	According to the Sellers, The Company has unused taxable loss carried forward of 564 000 SEK resulting in future tax reduction of 124 000 SEK, to be confirmed prior to closing.

1.6	The Sellers wishes to sell and the Buyer wishes to buy the Shares and the Parties therefore agree as follows.

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1.7	The Sellers have through a shareholder’s contract agreed on distributing purchase price according to Appendix 1.7

2.	DEFINITIONS

In this Agreement, the following terms shall have the following meanings which shall be equally applicable to the singular and the plural forms of such terms:

Accounts shall mean the audited financial statements of the Company as at 31 December 2016.

Accounts Date shall mean 30 June 2017.

Agreement shall mean this agreement and all appendices thereto.

Buyer shall have the meaning set out in the introductory paragraph of the Agreement.

Change of Control Clause shall mean provisions in any agreement between a Group Company and a third party pursuant to which such third party has the right to terminate the agreement or change the terms thereof should there be a change of control over the Company.

Closing Date shall have the meaning set out in section 8.1.1.

Company shall have the meaning set out in section 1.1.

Group Companies shall mean the Company and the Subsidiaries jointly, and each such company shall be a Group Company.

Intellectual Property Rights shall have the meaning set out in section 9.14.1.

Employees shall mean the employees listed in Appendix 9.13.1. to be confirmed prior to closing.

Escrow Amount shall mean the Purchase Price.

Escrow Account shall mean a general client bank account of the Buyer with the Escrow Operator which shall, in respect of the Escrow Amount (or the balance thereof from time to time) be operated in accordance with the terms of this Agreement and the payment instructions of the Buyer.

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Escrow Operator shall mean a bank designated by the Buyer.

Lease Agreement shall mean the lease agreement attached hereto as Appendix 9.8.9.

Loss or Losses shall mean all losses, liability, damages, costs and expenses (including legal costs) resulting from a deviation from any of the Warranties.

Management Accounts shall mean the unaudited financial statements of the Company as at the Accounts Date for the period 2017-01-01 – 2017-06-30 attached to this agreement as Appendix 9.5.2.

Material Contracts shall mean any agreement to which a Group Company is party and which are material to the business of the Group Companies as currently operated.

Orders shall mean orders from customers attached to this agreement as Appendix 9.8.8. to be confirmed prior to closing.

Parties shall mean the Sellers and the Buyer jointly and Party shall mean either of them.

Purchase shall have the meaning set out in section 4.1.

RDW shall mean the Administrative Department (Approval Authority) for the Netherlands.

SEK shall mean the lawful currency of the Kingdom of Sweden.

Sellers shall have the meaning set out in the introductory paragraph of the Agreement.

Seller Affiliate shall mean

(i) each natural or legal person directly or indirectly controlling the Seller,

(ii) each legal person directly or indirectly controlled by the Seller and

(iii) each legal person directly or indirectly controlled by the natural or legal person referred to in (i).

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Shareholders Loan shall mean the loans and contributions from the Sellers to the Company of a total sum of 14 310 000 SEK, allocated between the Sellers according to Appendix 1.3

Shares shall have the meaning set out in section 1.1.

Signing Date shall mean the day when the Agreement is signed by both Parties.

Subsidiaries shall mean the Companies listed in section 1.1.

Taxes shall mean all direct and indirect taxes, including, without limitation, income tax, real estate tax, value added tax, taxes on profits or gains, stamp taxes and withholding taxes, as well as social security fees, together with any tax surcharges, penalty interest and fees.

to Seller´s knowledge shall mean what any of Mats Nilsson, Klas Norrbom, Ulf Corné, Lars Olof Strand and Fredrik Jonsson actually knows or ought to have known.

VIN shall mean the vehicle identification number issued by RDW.

Warranties shall mean the representations and warranties given by the Sellers in section "Representations and warranties of the Sellers".

3.	SALE AND PURCHASE

3.1	Upon the terms and subject to the conditions set out in this Agreement, the Sellers hereby agree to sell and the Buyer hereby agrees to buy the Shares.

3.2	Each of the Sellers hereby waive any right of pre-emption or of first refusal that it might have under the Company’s Articles of Association and any shareholders agreement in relation to the sale and purchase of the Shares.

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4.	PURCHASE

The purchase price for the shares shall be fifteen million (15,000,000) SEK (“Purchase Price”). The Purchase Price shall be contracted in individual settlement notes between the Buyer and each of the Sellers, Appendix 4.1 to be confirmed prior to closing.

5.	REPEALED

6.	SHAREHOLDERS LOAN

6.1.	Terms and conditions

6.1.1	The Sellers recognize that what is stipulated under this section 6 regarding the Shareholders Loans shall apply between the Company and the Sellers and supersedes any payment terms and conditions of each and every loan agreements/promissory note listed in Appendix 1.3. The Sellers hereby accept that any other condition regarding payment terms stipulated in each loan agreement/ promissory note is hereby null and repealed.

6.1.2	The Sellers waive any right to any interest regarding the Shareholders Loan. Such interest is included in the price stipulated in Section 4 to be distributed among the Sellers according to Appendix 4.1.

6.1.3	The Parties acknowledge that the Company is in need of funds in order to be able to fulfill the Mariestad Order, a copy of which shall be attached hereto by the Sellers as Appendix 6.1.3, and further develop the electric vehicles. The Sellers and the Company are currently investigating different funding alternatives. If the Sellers during the period between the Signing Date and the Closing Date decide to provide additional shareholders loans to the Company, the following conditions shall apply:

(i)	the additional shareholders loans shall not exceed 6 MSEK;

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(ii)	the Sellers shall ensure that additional shareholders loans are used for the purpose of fulfilling the Mariestad Order and/or for other purposes which are strictly within the Company’s ordinary course of business and operations;

(iii)	the Sellers shall ensure that the Company can fully account for how the additional shareholders have been used by the Company;

(iv)	the terms and conditions set out in this Agreement regarding the Shareholders Loan, shall apply to any additional shareholders loans provided by the Sellers in accordance with this section 6.1.3; and

(v)	if any additional shareholders loans are given in accordance with this section 6.1.3, the Buyer shall, as stated in section 8.2.2, repay such additional shareholders loans on Closing Date.

6.2.	Payment

6.2.1	The Buyer shall pay the Shareholders Loan on the Closing Date through a creditor transfer. Each promissory note stated in Appendix 1.3-1 shall be transferred to the Buyer making the Buyer creditor. The amounts shall be paid to the Sellers’ accounts stipulated in Appendix 1.3-2. to be confirmed prior to closing.

7.	CONDITIONS TO CLOSING

7.1.	Conditions to Closing for the Buyer

7.1.1	The Buyer´s obligation to complete the purchase of the Shares shall be conditional upon the following conditions being satisfied or waived by the Buyer:

(i)	The Warranties, and other statements by the Sellers in this Agreement, shall be true and correct in all material respects as at Closing Date.

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(ii)	There shall have been no breach by the Sellers of any covenant to be performed by it prior to Closing.

(iii)	There shall have been no event, occurrence, fact or circumstance which has had or is reasonably expected to have a material adverse effect on the business, assets, liabilities, conditions, results of operations or prospects of any Group Company.

(iv)	The Buyer will be provided the opportunity to conduct a legal and financial due diligence investigation of the Company and the Sellers and the Company will in such an investigation act in good faith and to the best of their abilities provide the Buyer with relevant and requested information. Buyers shall have immediate access to all requested documents, books, records.

7.2.	Non-satisfaction of conditions to closing

If any of the conditions to closing by either party are not satisfied or waived in writing prior to the Closing Date, either party shall have the right to terminate this Agreement for cause, in accordance to section 7.2 a) and 7.2 b):

a) except for the obligations set out in section ”14 Confidentiality” and section ”17 Dispute resolution”, and,

b) the Party responsible for causing the agreement to be terminated for cause will pay a penalty of 2% of the purchase price.

If the Agreement is terminated in accordance with this section, each Party is further released from its obligations to further perform this Agreement.

8.	CLOSING

8.1.	Time and place of Closing

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8.1.1	Closing shall take place not later than December 1, 2017 (“Closing Date”) provided that the conditions in Section 7 have been either satisfied or duly waived by the Parties. Closing shall take place at a location to be later determined by the Parties.

8.2.	Deliveries and actions at Closing

8.2.1	At the Closing Date the Sellers shall:

(i)	deliver the share register of the Company with the Buyer registered as the owner of the Shares as well as the share registers of each of the Subsidiaries;

(ii)	confirm in writing that the Sellers has complied with all covenants under section 12.1 and confirm that all Warranties are true and correct in all material respects as of the Closing Date;

(iii)	deliver written resignations from each member of the boards of the Group Companies, including confirmation that he or she has no claim for compensation against any Group Company;

(iv)	procure that all existing powers of attorney are revoked as of the Closing Date;

(v)	deliver general powers of attorney enabling persons appointed by the Buyer to sign for and on behalf of the Group Companies until new signatories have been duly registered;

(vi)	deliver promissory notes pursuant to section 6.2.1.

8.2.2	At the Closing Date the Buyer shall:

(i)	pay the Purchase Price in immediately available funds or provide a payment instruction to the Escrow Operator to facilitate the payment of the Escrow Amount, to the Sellers’ accounts stipulated in Appendix 4.1 (Revised November 1, 2017) and according to agreement stated in settlement notes between the Buyer and each of the Sellers. Payment shall be regarded as fulfilled when payment is received by each Seller.

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(ii)	pay the Shareholders Loan as set out in section 6 in immediately available funds to the Sellers’ accounts stipulated in Appendix 1.3;

(iii)	pay the Nordea AB (publ) overdraft facility and Almi loan in case Nordea and/or Almi demands they shall be amortized partly or fully at Closing Date as per Appendix 9.8.6;

(iv)	Release the Sellers from covenants to ALMI and NORDEA, Appendix 9.8.6. (Appendix 9.8.6-2 indicates one of the Sellers contract with Nordea, see Appendix 1.3-1.)

(v)	cause a shareholders’ meeting to be held in the Group Companies to elect new board members; and

(vi)	notify the Swedish Company Registrar (Sw. “Bolagsverket”) of the changes of the boards.

9.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

9.1	The Sellers makes the representations and warranties set out in this section, all of which are made as of the Signing Date and as of the Closing Date unless otherwise indicated.

9.2	Authorization; non-contravention

9.2.1	The Sellers are not prevented by their respective articles of association or by any agreement by which the Sellers are bound from entering into this Agreement or completing the transactions contemplated hereby, and the execution by the Sellers of this Agreement and the completion of the transactions contemplated hereby do not violate any applicable law or regulation, or any judgement, order or injunction by any court or any governmental agency.

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9.3	Corporate

9.3.1	The Company is a limited liability company duly incorporated under Swedish law and registered as such in the registry (Sw. “Näringslivsregistret”) kept by the Swedish Company Registrar (Sw. “Bolagsverket”).

9.3.2	The Shares represent the entire issued share capital of the Company and the share capital is fully paid.

9.3.3	The Sellers have full title to the Shares, and the Shares are free and clear of all options, as well as liens (Sw. “panträtt”) and other encumbrances (Sw. “sakrätter”).

9.3.4	The Shares are registered in the Company´s shareholders´ register in the name of the Sellers.

9.3.5	There are no and have never been any issued share certificates relating to the Shares.

9.3.6	No resolutions have been passed in the Company regarding the issue of new shares in addition to the Shares, convertible debt instruments, or instruments with a right to subscribe for new shares (Sw. “teckningsoptioner”).

9.3.7	The Company has full title to all shares in the Subsidiaries, and such shares are free and clear of all options, as well as liens (Sw. “panträtt”) and other encumbrances (Sw. “sakrätter”), and no resolutions have been passed in the Subsidiaries regarding the issue of new shares, convertible debt instruments, or instruments with a right to subscribe for new shares.

9.3.8	The Company does not own shares in any company other than the Subsidiaries, and the Subsidiaries do not own shares in any company.

9.3.9	The certificates of registration and the articles of association of the Group Companies, Appendix 9.3.9, correctly reflect the current status of the Group Companies, and no resolutions have been made to change the articles of association.

9.3.10	All material corporate records concerning the Group Companies, such as share registers, minutes from board meetings and minutes from shareholders meeting, are in the possession of the Group Companies and have been prepared in accordance with applicable laws and give a true view of matters which appear in them.

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9.3.11	To the best of Seller’s knowledge and information, there are no undisclosed or contingent liabilities, and outstanding liens, hypothecations or encumbrances on any of the Group Companies or any of the rights, title and interest in, and to, the Group Companies.

9.4	Insolvency

9.4.1	No Group Company is insolvent, and no Group Company has at any time filed (or has had filed against it) any petition for bankruptcy or reconstruction (Sw. “företagsrekonstruktion”), nor has any Group Company at any time announced that it will stop payment (Sw. “betalningsinställelse”).

9.5	Financial

9.5.1	The Accounts have been prepared in accordance with applicable laws and accounting principles applied during the immediately preceding two accounting periods, and give a true and fair view (Sw. “rättvisande bild”) of the assets, liabilities, financial position and results of operations of the Company as of the Accounts Date. Updated financials for the Company is required by the buyers from the Sellers as of October 31, 2017.

9.5.2	The Management Accounts, Appendix 9.5.2, have been prepared in accordance with applicable laws and accounting principles applied on a basis consistent with that applied in preparing the Accounts, and give a true and fair view (Sw. “rättvisande bild”) of the assets, liabilities, financial position and results of operations of the Company as of June 30, 2017. Updated financials for the Company is required by the buyers from the Sellers as of October 31, 2017.

9.5.3	At June 30, 2017, the Company had no debts, liabilities, commitments or other obligations (including obligations as current or former holder of shares), contingent or otherwise, which are not reflected in the Management Accounts.

9.6	Absence of certain events

9.6.1	Since the Accounts Date and up to and including the Signing Date

(i)	the business of the Group Companies has been conducted in the ordinary course, consistent with past practices;

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(ii)	no dividend or distribution has been declared or made by the Company;

(iii)	none of the Group Companies have incurred any debts or liabilities outside of what is normally incurred in the business of the Group Companies; and

(iv)	no material asset has been disposed of by the Group Companies.

9.7	Compliance

9.7.1	The Group Companies have at all times conducted their business in compliance with applicable national and supranational laws and regulations, as well as court orders and orders by governmental agencies (including but not limited to competition laws, regulations and decisions).

9.7.2	The Group Companies have all licenses, permits, certifications, test certifications, and authorizations necessary for them to carry out their business as vehicle modifier/customizer as it is now carried out, and the Group Companies have at all times conducted their business in full compliance with the licenses, permits, certifications and authorizations applicable at the time.

9.7.3	The Company is certified by RDW and is duly authorized to inscribe VIN on such chassis and other relevant components used in the Company’s production. The certification as well as the authorization to inscribe VIN is valid and in full force and effect until 4 April 2018 and the Company has at all times conducted its business in full compliance with the certification and granted authorization.

9.8	Material Contracts, consulting agreements and orders

9.8.1	The Material Contract is in writing and the wording correctly and completely reflects the content of such Material Contract.

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9.8.2	The Material Contract and each provision therein is valid and binding in accordance with its respective terms.

9.8.3	The Company has not given or received notice of termination of the Material Contract, no party has announced its intention to terminate the Material Contract, and there is no reason to believe that any party has any intention to terminate the Material Contract.

9.8.4	Neither the Company nor the counter-party to the Material Contract is in default under the Material Contract, and, to Seller´s Knowledge, no event has occurred which would constitute a material default.

9.8.5	Neither the Material Contract nor any other valid and binding agreements contain any Change of Control Clause, except stated in Appendix 9.8.6.

9.8.6	None of the Group Companies are a party to or bound by any consultancy agreements (in writing or oral) except for those consultancy agreements set out in Appendix 9.8.7. There have been no claims made against the Group Companies in respect of any consultancy relationship, and, to Seller´s Knowledge, no circumstances exist which would constitute grounds for any such claim.

9.8.7	The Orders, Appendix 9.8.8 to be confirmed prior to closing, are valid and binding in accordance with their respective terms. None of the Group Companies has given or received notice of termination of any Orders, and no party has announced its intention to terminate any Orders. Neither the relevant Group Company nor any counter-party to any Order is in default under any Order, and, to Seller´s Knowledge, no event has occurred which would constitute a material default.

9.8.8	The Lease Agreement between the Company and Bengtsfors Företagscenter AB regarding production plant at Industrigatan 12, attached hereto as Appendix 9.8.9 is valid and binding according to its terms. No other terms and conditions than the ones set out in the Lease Agreement have been agreed (orally or written) between the Company and Bengtsfors Företagscenter AB in respect of the lease of the production plant.

9.9	Floating charges

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9.9.1	None of the Group Companies have pledged any floating charges (Sw. “företagsinteckningsbrev”) except for the floating charge of:

(i)	16 250 000 SEK as security for the Company’s current credit facility with Nordea of 7 000 000 kronor;

(ii)	Coman Bus AB loan with Almi of 5 200 000 SEK.

9.10	Real estate

9.10.1	The Group Companies do not own and are not registered as owners of any real estate.

9.11	Environmental matters

9.11.1	None of the Group Companies is or has ever been in violation of any laws and regulation for the protection of the environment, or has any obligation to remedy any contamination or any other environmental damage.

9.11.2	The Group Companies have and have at all times had all permits and exemptions (Sw. “tillstånd, undantag och dispenser”), and have made all notifications (Sw. ”anmälningar”) required by applicable environmental laws and regulations and have at all times been in compliance with all conditions thereto. The transactions contemplated by this Agreement does not affect the validity or applicability of such permits and exemptions and will not result in the recall or modification of any such permit or exemption.

9.12	Claims and litigation

9.12.1	No material claims which have not been settled have been made against the Group Companies, and, to Seller´s Knowledge, no circumstances exist which would constitute grounds for any such claim.

9.12.2	There are no legal or arbitral proceedings brought or threatened to be brought against any of the Group Companies, nor are any of them the subject to or threatened by any (national or supranational) governmental proceedings, and no legal or arbitral proceedings have been commenced by any of the Group Companies.

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9.13	Employment

9.13.1	The employees of the Group Companies (the “Employees”) are listed in Appendix 9.13.1 together with current salaries, pensions, bonuses or other employment benefits granted or promised to any Employee. No salary, pension, bonus or other employment benefit has been granted or promised to any Employee other than those set out in Appendix 9.13.1. to be confirmed prior to closing.

9.13.2	No Employee has given or been given notice of termination, and to Seller´s Knowledge no Employee is intending to leave his or her employment.

9.13.3	No Employee of the Group Companies has a notice period which is in excess of six months or is entitled to a severance payment corresponding (including his or her salary during the period of notice) to more than six months’ salary.

9.13.4	There is no former employee who has a right of re-employment with any Group Company except as stated in Appendix 9.13.4.

9.13.5	Except for the agreement with “Unionen” and “Metall” there are no other collective agreements binding on the Group Companies.

9.13.6	There have been no strikes or other similar actions (Sw. ”fackliga stridsåtgärder”), whether lawful or not, at any of the Group Companies for the last three years, and there are no unresolved union grievances.

9.14	Intellectual Property Rights

9.14.1	The Group Companies own, or have valid licenses to use, all patents, copyrights, trademarks, designs, drawings, domain names and any other similar rights (the “Intellectual Property Rights”), which are material to the businesses of the Group Companies as currently operated including, but not limited to, those listed in Appendix 9.14.1.

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9.14.2	In addition to the Intellectual Property Rights, the Group Companies own and have in their possession all other technical and commercial know how, including production methods and product specifications, customer records and supplier records, which are material to the business of the Group Companies as currently operated.

9.14.3	The exercise of the Intellectual Property Rights do not infringe any third party´s intellectual property rights, and no notice has been received by any Group Company claiming that to be the case.

9.14.4	To Seller´s Knowledge, no infringement of the Intellectual Property Rights is taking, or has taken, place.

9.15	Assets

9.15.1	The Group Companies own, or have valid agreements, set out in Appendix 9.15.1,to use, all tools and other equipment used in manufacturing and any other similar asset which are material to the businesses of the Group Companies as currently operated.

9.16	Taxes

9.16.1	All Taxes levied on the Group Companies have been or will be fully paid on the due date at the latest and adequate reserves have been made for such Taxes not yet paid.

9.16.2	All amounts required by the Group Companies to be deducted for tax purposes from payments made to employees have been deducted and accounted for and, if due, paid to the Tax Authority.

9.16.3	The Group Companies have properly and timely filed, and will properly and timely file, all tax returns required to be filed with the Tax Authority, and such filings are and will be true and complete in order for a correct assessment of Taxes.

9.16.4	No tax audit in respect of the Group Companies is pending or threatened.

9.16.5	No circumstances exist which would be grounds for additional taxation (Sw.”eftertaxering”) of any of the Group Companies.

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9.17	Insurance

9.17.1	The Group Companies are covered by insurance policies providing coverage that is sufficient and appropriate for the business.

9.17.2	The insurance policies are and will be in full force and effect until at least 30 days after the Closing Date.

9.17.3	The Group Companies comply and have at all times complied with the terms of the insurance policies, and nothing has been done or not done which would render the insurance policies wholly or partly invalid.

9.17.4	No insurance claim which has not been settled has been made by any of the Group Companies, and, to Seller´s Knowledge, no circumstances exist which would constitute grounds for any such claim.

9.18	Relationship with Sellers

9.18.1	As of the Closing Date

(i)	except for the Lease Agreement and Shareholders Loan, none of the Sellers, the Sellers Affiliate or representatives of the Sellers, has any claims on any of the Group Companies;

(ii)	none of the Group Companies has provided security for or guaranteed any obligations of the Sellers, any Sellers Affiliate, or any representatives of the Sellers; and

(iii)	no guarantees or other securities are in force in respect of the Shareholders Loans provided by any of the Group Companies.

9.18.2	Any additional shareholders loans made by the Sellers in accordance with section 6.1.3 have been used for the purpose of fulfilling the Mariestad Order and/or for other purposes which are strictly within the Company’s ordinary course of business and operations.

9.19	Loans and other indebtness by the Company between the Signing Date and the Closing Date

9.19.1	Any loan and/or increase of overdraft facility which the Company has taken in accordance with section 12.1.2 below is on customary- and market terms and such funds have been used by the Company purposes which are strictly within the Company’s ordinary course of business and operations.

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9.20	Information

9.20.1	To date, there exists no information which, if known by the Buyer, would have impacted on the decision of the Buyer to purchase the Shares or the price he was prepared to pay for the Shares.

9.20.2	To date, the Sellers have provided the Buyer with all information in their possession which would have been of importance for the decision of the Buyer to purchase the Shares and to pay the price he has undertaken to pay for the Shares, pending final due diligence.

10	INDEMNIFICATION BY THE SELLERS

10.1	General indemnification

10.1.1	In case of breach of any of the Warranties, the Sellers shall, as the sole and exclusive remedy, indemnify Buyer by a reduction of the Purchase Price, with an amount equal to the Losses caused by such breach and suffered by any Group Company and/or Buyer. The Sellers are severally responsible for Losses caused by such breach by 4 x 23% + 1 x 8% of the Loss each. Each Seller hereby undertakes not to in any way endanger or jeopardize the Buyer’s right to receive compensation under this section 10 by for example disposing of assets, commencing a winding-up process or performing similar detrimental actions.

10.2	Limitations

10.2.1	None of the limitations in this section shall apply (i) in case of a breach of any of the Warranties in sections 9.3.2.- 9.3.7 (Shares) above, or (ii) if any of the Sellers has acted fraudulently (Sw. ”svikligen eller i strid mot tro och heder”) or with gross negligence. The limitation in section 10.2.3 shall not apply in case of a breach of the Warranties in section 9.16 (Tax).

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10.2.2	The aggregate liability of the Sellers for breach of any of the Warranties shall not exceed the Purchase Price.

10.2.3	The Buyer shall be compensated for breach of any of the Warranties only if the aggregate amount of Losses exceeds SEK 500,000. Only individual Losses exceeding SEK 50,000 shall be taken into account when calculating the amount with which the Buyer shall be compensated, provided however that individual Losses arising from substantially identical facts and circumstances shall be deemed to constitute one single Loss.

10.2.4	The Sellers shall not be liable in respect of a claim for alleged deviations from any of the Warranties unless:

(i)	the Sellers have received a written notice of such claim from the Buyer not later than ninety (90) days from the date on which the Buyer became aware of the facts or circumstances giving rise to such claim; and

(ii)	such claim is notified to the Sellers not later than twelve (12) months after the Closing Date, provided, however, that if the claim relates to Taxes, written notice shall be given not later than sixty (60) days after the date on which the Taxes in question were subject of a non-appealable decision by the relevant tax authority/tax court, and provided further that claims under the Warranties in 9.11 (environmental matters) shall be notified not later than six (6) years from the Closing Date (observing also the time-limit in (i)).

10.2.5	The Sellers shall not be liable if and to the extent a Loss

(i)	occurs as a result of the passing of any legislation not passed on the Signing Date;

(ii)	occurs as a result of any increase in the tax rate in force on the Signing Date;

(iii)	occurs as a result of a change in the generally established practices of relevant authorities or governmental bodies;

(iv)	is recoverable under an insurance policy in force at Closing;

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(v)	is otherwise compensated;

(vi)	would not have arisen but for an act or omission by the Buyer or the relevant Group Company after Closing; or

(vii)	could have been repealed or limited had the Buyer undertaken reasonable measures to mitigate the Loss.

10.2.6	If any Loss is a tax deductible item, or relates to an untaxed reserve, or consists of the loss of a taxable income, the Buyer´s claim shall be reduced by the tax actually saved.

11	THE COMPANY’S RELATIONSHIP WITH THE SELLERS AND THE SELLERS REPRESENTATIVES

11.1	The existing consultancy agreements between the Company and the Sellers shall be terminated with effect on the Closing Date. The Sellers shall not be entitle to any consultancy fees under these agreements from the Company after Closing Date. Any employment-, consultancy- or other agreement that the Company enters into with a Seller, Seller Affiliate or Sellers representative after Closing Date shall be at the complete discretion of the Buyer.

12	COVENANTS

12.1	Pre-closing covenants

12.1.1	Conduct of business

During the period between the Signing Date and the Closing Date the Sellers shall procure that the business of the Group Companies be conducted in the ordinary course consistent with past practices, and procure that there shall (without the prior written consent of the Buyer) be no:

(i)	amendment to the articles of association of any Group Company;

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(ii)	issuance of any shares or instruments convertible into shares or repayment of share capital in any Group Company;

(iii)	declaration or payment of any dividend from any Group Company;

(iv)	disposal of any shares or disposal of any business by any of the Group Companies;

(v)	acquisition of any shares in or business of any company;

(vi)	disposal of or acquisition of any asset by any Group Company other than in the ordinary course;

(vii)	execution or termination by any Group Company of any agreement other than in the ordinary course;

(viii)	indebtness incurred or assumed by any Group Company other than in the ordinary course which in any event requires prior consent from the Buyer; or

(ix)	pledge of any asset or giving of any guarantee by any Group Company

(x)	no agreements, transactions or dealings of any kind between any Group Company and any of the Sellers, any Sellers Affiliate, or any representatives of the Sellers except as set out in clause 6.1.3.

The above arrangements and the terms and conditions upon which they are made shall be presented to the Buyer without delay and shall further be in accordance with customary- and market terms. The funds that the arrangements provide shall be used by the Company for the purpose of fulfilling the Mariestad Order and/or for other purposes which are strictly within the Company’s ordinary course of business and operations.

12.2	Post-closing covenants

12.2.1	Discharge from liability The Buyer shall procure that each current board member of the Group Companies as well as the managing director of the Company is granted discharge from liability as regards the period of his or her office until Closing at the next annual general meeting, provided that the auditors do not recommend otherwise.

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12.2.2	Non-compete

The Sellers 1 through 5, and their representatives undertake, for a period of two (2) years from the Closing Date, not to engage directly or indirectly in any activity or business which competes with any business carried on by any of the Group Companies at the Closing Date, unless i) under a post-closing consultancy with the Buyer, ii) an offer of employment is extended by the Buyer, or iii) without written permission from the Buyer.

The following engagements are not to be in competition of the Group Companies:

(i)	The Sellers are shareholders in Nilsson Special Vehicles and

(ii)	Överås Tow Trucks AB manufactures and sells tow trucks.

(iii)	U Energy Holding AB is a potential investor in energy mobility.

12.2.3	Non solicitation

The Sellers undertake, for a period of two (2) years from the Closing Date, not to, directly or indirectly, solicit for employment, employ or otherwise hire the services of any person employed by any of the Group.

13	ANNOUNCEMENT

All press releases and all other public announcements by the Parties in respect of this Agreement or the transactions contemplated herein shall be mutually approved by the Parties in advance.

14	CONFIDENTIALITY

14.1	The Parties shall keep confidential all knowledge about each other obtained in the context of the preparation, negotiation, execution and completion of this Agreement. The Sellers will not disclose to any third party any information relating to the Group Companies not known to the general public except to any legal adviser (or other advisors) of any of the Sellers.

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15	NOTICES

15.1	All communications by a Party under this Agreement shall be in writing in the English language and delivered to the other Party by courier, registered mail or e-mail to the address set out below (or to any other address communicated in the manner set out in this section).

To the Sellers (jointly):

Överås Tow Trucks AB Att: Klas Norrbom Värmlandsgatan 34 413 28 Göteborg klas@jerrdan.se	Pactus AB Att: Mats Nilsson Föreningsgatan 26 411 27 Göteborg mats.nilsson@pactus.se

Hama Business Relation AB Att: Lars O. Strand Roslagstullsbacken 26. 2tr 114 21 Stockholm. lasse@fruit.se	U Energy Holding AB Att: Ulf Corné Örsviksvägen 21, 427 50 Billdal. ulf.corne@forsus.se

Fredrik Jonsson Diamantvägen 3, 43173 Trollhättan Fredrik.jonsson@coman.se To the Buyer: Swedish Special Vehicles Investment AB Att. Gert Karlsson Riksvägen 9 360 44 Ingelstad gert.carlzzon@spray.se

Such message shall be deemed to have been received by a Party:

(i)	if delivered by courier, on the day of delivery;

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(ii)	if sent by registered mail, on the third Business Day after being posted, if posted within Sweden, or the fifth Business Day, if posted to or from a place outside Sweden, or

(iii)	if via e-mail, immediately provided that a receipt is received.

16	MISCELLANEOUS

16.1	Costs

16.1.1	Each Party will each bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

16.2	Assignment

16.2.1	REPEALED.

16.2.2	Neither Party may assign the rights or obligations under this Agreement without the prior written approval of the other Party.

16.3	No waiver

16.3.1	Delay by any Party to exercise a right or remedy under this Agreement shall not affect such Party´s right to enforce such right or remedy at a later time, except for failure to exercise a right or remedy within a time limit specified herein. The waiver by any Party of any breach of any provision of this Agreement shall not be construed to be a waiver by such Party in relation to subsequent breaches of such or other provisions herein.

16.4	Severability

16.4.1	If any provision of this Agreement, or part thereof, is held to be invalid or unenforceable the validity of the whole Agreement shall not be affected. In such case, the Parties shall make the amendments to the Agreement that can reasonably be required.

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16.5	Entire agreement

16.5.1	This Agreement supersedes and cancels all prior agreements, undertakings and representations or warranties, whether written and oral, between the Parties with respect to its subject matter and constitutes the entire agreement between the Parties.

16.6	Amendments

16.6.1	This Agreement may only be amended by an instrument in writing signed by the duly authorised representatives of the Parties.

17	GOVERNING LAW AND DISPUTES

17.1	This Agreement shall be governed by Swedish law.

17.2	If any dispute, controversy or claim arises out of or in connection with this Agreement or the breach, termination of or invalidity thereof (“Dispute”) either Party may request in writing that the Parties meet in order to try to resolve the Dispute. Both Parties undertake to, in good faith, discuss the Dispute and in good faith work towards resolving the Dispute. Should the Parties fail to come to an agreement in respect of the Dispute within sixty (60) days from a Party’s written request, the Parties agree to refer the Dispute to mediation based on the principle of mediation procedures described in the Mediation Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The Parties shall agree on a suitable mediator. If the mediation is terminated or if the Parties cannot agree on a suitable mediator, the Dispute shall be finally resolved by the district court of Gothenburg as first instance.

_____

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This Agreement has been executed in seven (7) counterparts, one for each Party.

Göteborg, November 1, 2017

Swedish Special Vehicles	Hama Business Relations AB

Investment AB

Göran Karlsson	Lars Olof Strand

U Energy Holding AB
Gert Karlsson

Ulf Corné

Harry Hayes
Överås Tow Trucks AB

Ronn Maxwell Ford
Klas Norrbom

Pactus AB

Mats Nilsson

Fredrik Jonsson

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Mats Nilsson, Klas Norrbom, Ulf Corné, Lars Olof Strand and Fredrik Jonsson hereby each confirm and accept the non-competition clause (12.2.2) and non-solicitation clause (12.2.3) and the indemnification under 10.1.1. Section 17.2 shall apply in the event of any disputes arising out of or in connection with said provisions.

Mats Nilsson	Klas Norrbom

Ulf Corné	Lars Olof Strand	Fredrik Jonsson

____

The Company hereby confirms and accepts the terms and conditions (including payment terms) of the Shareholders Loans as set out in sections 6.1 and 6.2 of this Agreement.

Coach Manufacturing Sweden AB

Mats Nilsson	Klas Norrbom	Ulf Corné	Lars Olof Strand

_____

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